Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Epicurean Trader, Inc.
2200 Jerrold Ave Suite Q
San Francisco, CA 94124
https://theepicureantrader.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: The Epicurean Trader, Inc.
Address: 2200 Jerrold Ave Suite Q, San Francisco, CA 94124
State of Incorporation: DE
Date Incorporated: August 29, 2014

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock (as defined below) when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $50,000,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $1,000.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock (as defined below)

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-

participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

Please see the SAFE subscription agreement attached to the Offering Document as Exhibit F.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Amount-Based Discount Schedule Investments below $10,000: Insider Membership Perk.** Investments of $10,000 to $24,999.99: 5% addition to the base discount. Investments of $25,000 to $49,999.99: 7% addition to the base discount. Investments of $50,000 or more: 10% addition to the base discount.

Perk 1 | $1,000+

Invest $1,000+ and receive Insider Membership Perks (see below for details)

Perk 2 | $5,000+

Invest $5,000+ and receive Insider Membership Perks (see below for details) and Provisions Club Membership Perks (see below for details)

Perk 3 | $10,000+

Invest $10,000+ and receive a 5% addition to the base discount, plus Insider Membership Perks (see below for details) and Provisions Club Membership Perks (see below for details)

Perk 4 | $25,000+

Invest $25,000+ and receive a 7% addition to the base discount, plus Insider Membership Perks (see below for details) and Provisions Club Membership Perks (see below for details)

Perk 5 | $50,000+

Invest $50,000+ and receive a 10% addition to the base discount, plus Insider Membership Perks (see below for details) and Provisions Club Membership Perks (see below for details)

The 10% StartEngine Venture Club Bonus

The Epicurean Trader, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The maximum Discount Percentage, including the 20% base discount, is 40%. The Insider Membership perk and Provisions Club Membership perk described below is a separate promotional benefit and does not alter the SAFE's Purchase Amount, valuation cap, Discount Percentage, Discount Rate, conversion price, ownership, or other security economics.

**Insider Membership Perks. An Investor whose single accepted Purchase Amount is at least $1,000 but less than $5,000 will receive one complimentary one-year Insider Membership. An Investor whose single accepted Purchase Amount is $5,000 or more will receive three complimentary one-year Insider Memberships in total, each of which may be retained by the Investor or gifted to a person designated by the Investor before activation. The tiers are not cumulative.

Insider Membership Benefit and Conditions. During its one-year term, each activated Insider Membership provides 15% off the then-current retail price of eligible purchases at any Company-operated Epicurean Trader store, including cafe, food and beverage, and retail or market items, subject only to applicable law and the conditions stated here. Memberships will be activated immediately after the applicable investment closing, do not renew automatically, have no cash or security value, are not transferable after activation, and may not be combined with another membership, promotional discount, employee discount, or other price reduction on the same purchase. The discount does not apply to taxes, gratuities, shipping or delivery charges, gift-card purchases, or any item for which a discount is prohibited by law. The Company may require reasonable identity, activation, and redemption procedures and may substitute a substantially equivalent benefit if a change in law makes the stated benefit unlawful or impracticable. Perks are subject to final platform and counsel approval.

**Provisions Club Membership Perks. An Investor whose single accepted Purchase Amount is at least $5,000 will receive one complimentary one-year Provisions Club Membership.

Provisions Club Membership Benefit and Conditions. During its one-year term, each activated Provisions Club Membership

provides four quarterly shipments of a highly curated box of provisions selected by the Company and delivered to one valid address within the contiguous United States, subject only to applicable law and the conditions stated here. The benefit is available to each investor whose accepted investment is $5,000 or more. Memberships will be activated immediately after the applicable investment closing, have no cash or security value, are not transferable after activation, and are limited to one membership per qualifying investor. The Company may require reasonable identity, address, activation, and delivery procedures. Box contents will vary based on the individual's on-boarding taste survey, seasonality, availability, sourcing, and delivery location, and the Company may substitute substantially equivalent products or benefits if necessary. Shipments will be scheduled approximately quarterly during the one-year membership term, and any unclaimed or undeliverable shipment may be forfeited.

Subscription Acceptance and Allocation. Subject to applicable law and the intermediary's procedures, the Company reserves the right to accept or reject a subscription in whole or in part. A submitted investment commitment does not entitle an investor to an allocation or require the Company to accept the investment. Rejected or unaccepted amounts will be returned in accordance with the intermediary's procedures, without interest.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Company Overview

The Epicurean Trader (the "Company") is a profitable specialty retailer that connects exceptional small-batch producers with customers through four Bay Area gourmet markets and cafes, e-commerce, corporate gifting, and subscription channels. The Company combines curated physical retail with an omnichannel platform designed to deepen customer relationships, generate recurring revenue, and extend its reach beyond the Bay Area.

In fiscal year 2025, the Company generated approximately $8.4 million in revenue and was profitable, with gross margin of approximately 51.9%. The Company's website received approximately 3 million visits during the year. Based on Company records, revenue has grown at an approximately 25.4% compound annual growth rate since 2015, without institutional equity financing.

The Company is expanding The Provisions Club, an AI-powered personalized subscription and discovery platform designed to extend the Company's curation to customers nationwide through highly curated recurring shipments. The Company believes its brand equity, customer reach, and integrated retail, cafe, e-commerce, corporate-gifting, and subscription channels provide a foundation for disciplined physical expansion throughout California.

The Company currently have plans to add a new gourmet market and cafe in Union Square and has been awarded a grant up to $500,000 intended to fund eligible fit-out costs for the new location. The relocation and grant remain subject to applicable agreements, conditions, approvals, costs, and timing. Historical revenue, website activity, margins, customer demand, and management's plans do not assure future performance, expansion, liquidity, or investor return.

Corporate History

The Epicurean Trader, Inc. was initially organized as The Epicurean Trader, LLC, a California limited liability company on August 29, 2014 and converted to a Delaware corporation on January 1, 2022.

Competitors and Industry

The specialty retail market is experiencing growth as consumers increasingly seek unique, high-quality products over mass-market offerings. According to Fortune Business Insights, the global gourmet food market size is projected to grow to $931.15 billion by 2034.

Specialty Foods global specialty foods market size is expected to grow to $510.14 billion in 2030, fueled by consumer demand for premium, health-conscious, and globally inspired products. That's not a niche. That's a structural shift in how Americans think about food.

Consumer Edge's transaction data also shows that consumers aren't simply spending less; they're becoming more selective and shifting dollars toward retailers that offer strong value or a more differentiated shopping experience. Selective spending, it turns out, tends to favor quality over convenience.

One of the most consequential trends reshaping the category is the collapse of the distinction between cooking at home and eating out. The National Restaurant Association's 2024 State of the Restaurant Industry report noted that consumers are actively blurring this line, and The Epicurean Trader believes it's uniquely positioned to benefit.

This hybrid model, which The Epicurean Trader has executed well —part grocery, part cafe/restaurant—is, in the Company's view, becoming the standard operating model for premium food retail.

This sector, including artisan goods, is estimated to reach substantial revenue figures as consumer preferences shift towards sustainable and locally-sourced products. The Epicurean Trader fits within this expanding market by providing a curated shopping experience that connects customers directly with exceptional local artisans.

Major competitors include premium specialty retailers such as Erewhon, traditional grocery chains, and independent family-owned shops , which often lack the breadth of curated artisan offerings that consumers desire. Unlike these competitors, The Epicurean Trader differentiates itself through its focus on artisan curation, regional identity, and an omni-channel approach that enhances customer engagement both online and in-store.

In an era when any product can be found online and delivered overnight, The Epicurean Trader is leaning into the one thing that can't be replicated: the experience of discovery.

Demand is supported by a differentiated assortment, visually engaging merchandising, and products that are difficult to find through traditional retail channels.

Current Stage and Roadmap

As of the date stated in the final Form C, The Epicurean Trader operates four Company-operated gourmet markets and cafes in the Bay Area and maintains e-commerce, corporate-gifting, and subscription channels. The Company's website currently receives approximately 6.5 million visits annualized. The Company currently plans to open a new gourmet market and cafe in Union Square location and has been awarded a grant up to $500,000 intended to fund eligible fitout costs for that location.

The relocation, lease, grant funding, construction, opening date, and final Company contribution remain subject to applicable agreements, conditions, approvals, costs, and timing and may be delayed, modified, or not completed. The Company may close, relocate, resize, or open locations based on lease terms, market conditions, capital availability, operating performance, and management's assessment of expected returns. Historical revenue, profitability, customer activity, and store-level performance do not guarantee future results.

Looking ahead, the Company intends to evaluate additional locations in the greater Bay Area — with a focus on affluent neighborhoods in Silicon Valley and Marin County — as well as Southern California, including Santa Barbara, Los Angeles, Orange County, and San Diego. These expansion plans remain subject to market conditions, lease availability, capital availability, operating performance, and management's assessment of expected returns.

The Company also intends to further develop The Provisions Club, a highly curated, AI-powered subscription and discovery platform designed to extend the Company's product curation beyond its physical locations. The platform is intended to use customer preferences, dietary goals, budget, ratings, and purchase behavior to identify complementary and discovery products tailored to each member and to support recurring shipments and customer engagement. The Company may modify the platform's features, technology, pricing, membership terms, or launch schedule as development progresses.

Over the medium term, the Company intends to strengthen its fulfillment, data, technology, and operating infrastructure and to use AI-assisted personalization and product recommendations to support customer loyalty, improve merchandising, and increase sales across its retail, e-commerce, corporate-gifting, and subscription channels. There can be no assurance that the Company will open additional locations, successfully develop or scale The Provisions Club, achieve the anticipated benefits of AI-assisted personalization, or realize its planned growth.

The Team

Officers and Directors

Name: Mat Pond

Mat Pond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Board Member
  Dates of Service: September, 2014 - Present
  Responsibilities: Co-Founder & CEO; Primarily responsible for strategy, product curation, collaborations, e-commerce and operations.

Name: Holly McDell

Holly McDell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Owner, CFO, Board Member
  Dates of Service: September, 2014 - Present
  Responsibilities: Co-Owner, Head of Design & Construction, Marketing & Purchasing

Name: Tim Obert

Tim Obert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: February, 2025 - Present
  Responsibilities: Focused on driving growth initiatives, business development, and operational excellence across the organization.

Other business experience in the past three years:

- Employer: Seven Stills
  Title: Founder and CEO
  Dates of Service: January, 2013 - November, 2023
  Responsibilities: Oversaw business development and cross-department collaboration at Seven Stills Brewery & Distillery. Prior to joining The Epicurean Trader, Tim was the Founder and CEO of an omni-channel brewery/distillery operating five retail locations in San Francisco in addition to a large multi-state distribution network servicing 2,000+ retail locations. Tim holds a B.A. in Business Management with an emphasis in Accounting, and a Master's in Brewing Science from U.C. Davis.

Other business experience in the past three years:

- Employer: Native Transplants
  Title: CEO
  Dates of Service: January, 2023 - March, 2025
  Responsibilities: Wholesale and Retail Nursery focusing on importing and propagating high end tropical plants from South East Asia.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The planned Bernal Heights relocation and Union Square grant may be delayed, modified, or not completed
The Company plans to relocate its Bernal Heights location to a new downtown/Union Square location and has been awarded a $500,000 grant intended to fund eligible fitout costs. Receipt and use of grant funds, lease execution and performance, permitting, design, construction, opening inventory, reimbursement timing, matching or Company-funded costs, and the opening date may be subject to conditions outside the Company's control. Actual costs may exceed the grant, reimbursement may be delayed or reduced, and the relocation may be delayed, modified, or not completed. Any interruption between locations or failure of the new location to meet expectations could reduce revenue, increase expenses, require additional capital, and adversely affect the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your

investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Simple Agreement for Future Equity provides no voting rights
The SAFEs have no voting rights. This means you are trusting in management’s discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes

to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have incurred losses and may not achieve sustained profitability
The Company has incurred net losses and may continue to do so as it invests in inventory, personnel, marketing, technology, and expansion. Even if individual locations or sales channels are profitable, the Company may not achieve or sustain profitability on a consolidated basis, generate cash sufficient to fund operations, or pay dividends.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our business is subject to extensive and changing regulation
Our retail stores, alcoholic-beverage sales, food products, e-commerce operations, marketing, employment practices, payment activities, and handling of customer information are subject to federal, state, and local laws, licenses, and permits. New requirements, delayed renewals, or violations could increase costs, restrict sales or operations, cause product withdrawals or license suspension, or result in fines, claims, or reputational harm. Laws governing direct-to-consumer alcohol sales vary by jurisdiction and may limit our ability to expand online or enter new markets.

Our brand and other intellectual property may be difficult or costly to protect
The Company relies on trademarks, trade names, domain names, copyrighted content, software, confidential information, and trade secrets. These protections may be incomplete, challenged, circumvented, or costly to enforce, and confidentiality measures may fail. Third parties may allege that the Company infringes their rights. Any dispute, loss of rights, or required rebranding could impose costs, distract management, and harm revenue or reputation.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and

operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Pond	2,500,000	Common Stock	50.0%
Holly McDell	2,500,000	Common Stock	50.0%

The Company's Securities

The Company has authorized Common Stock, and Crowdfunding SAFE.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Crowdfunding SAFE

The security will convert into Crowdfunding stock (as defined below) and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: $5,000,000

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive

a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

Please see the SAFE subscription agreement attached to the Offering Document as Exhibit F.

What it means to be a minority holder

As a SAFE holder of the Company, you will have no voting rights. Even upon conversion, you will have limited rights regarding corporate actions, including additional issuances of securities, company repurchases, a sale of the Company or significant assets, and related-party transactions. Further, investors in this offering may have rights that are materially less favorable than those granted to future investors and will have limited ability to influence Company actions.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $9,185,483 compared to $8,468,348 in fiscal year 2025, a decrease of $717,135, or 7.8%. The decline was largely strategic, reflecting the Company's decision to prioritize higher-margin revenue, focus labor and operating resources on the most profitable hours of operation, and reduce exposure to lower-margin corporate business. In parallel, the Company significantly reduced advertising and promotional spending by 65.9% year over year, improving operating discipline while aiming to shift the business toward a more profitable and sustainable revenue base.

Cost of Sales

Cost of Sales improved materially in fiscal year 2025, decreasing by $911,861, or 18.3%, to $4,075,750 from $4,987,611 in fiscal year 2024. Because this reduction outpaced the 7.8% decline in revenue, gross margin expanded meaningfully year over year. The improvement reflects stronger purchasing discipline, a more favorable product and vendor mix, lower freight

and delivery costs, and tighter inventory controls. It also reflects the Company's continued shift toward higher-margin artisan and cafe offerings. The Company has been actively elevating its cafe program to better serve lunch and early evening dayparts, with an expanded menu currently being tested at the Ferry Building location. Early results have been encouraging, and management plans to expand the offering to additional locations once growth capital is secured.

Gross Profit and Gross Margin

Gross profit increased to $4,392,598 in fiscal year 2025 from $4,197,872 in fiscal year 2024, an improvement of $194,726, or 4.6%, despite lower overall revenue. Gross margin expanded meaningfully from 45.7% of revenue in fiscal year 2024 to 51.9% in fiscal year 2025, reflecting the Company's successful shift toward higher-margin sales, stronger purchasing discipline, improved vendor and product mix, lower freight and delivery costs, and tighter inventory management. This margin expansion demonstrates that the Company's strategic focus on profitability over lower-margin top-line growth is producing measurable results.

Expenses

Operating expenses decreased to $3,823,542 in fiscal year 2025 from $3,901,428 in fiscal year 2024, a reduction of $77,886, or 2.0%. The decrease was driven by disciplined overhead management, including a $53,308 reduction in general and administrative expense and a $24,578, or 65.9%, reduction in selling and marketing expense. When combined with the Company's improved gross profit performance, this expense discipline produced significant operating leverage. Operating income increased to $569,056 in fiscal year 2025 from $296,444 in fiscal year 2024, an improvement of $272,612, or 92.0%. The Company also moved from a net loss of $180,222 in fiscal year 2024 to net income of $175,084 in fiscal year 2025, a year-over-year improvement of $355,306.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be generally indicative of the revenue and cash flows expected for the future, as the Company returned to profitability and generated positive cash flow from operations of $125,586 in fiscal year 2025 (compared to -$398,710 used in operations in fiscal year 2024) through gross margin expansion and disciplined cost management, which management expects to sustain. Past cash was primarily generated through sales, supplemented by equity investments and debt financing, including a U.S. Small Business Administration loan, revolving lines of credit, term loans, and shareholder loans. Our goal is to continue expanding the Company's retail and e-commerce presence while maintaining the improved gross margins and profitability achieved in fiscal year 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2026, the company has approximately $364,000 available in cash. Additionally, as of December 31, 2025, the Company has capital resources available in the form of a revolving line of credit for up to $500,000 from Bank of Montreal (BMO), of which $175,000 was drawn and approximately $325,000 remained available; and a revolving line of credit for up to $50,000 from Wells Fargo Bank, of which $9,279 was drawn and approximately $40,721 remained available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign, including $435,744 in cash, approximately $365,721 of undrawn capacity under existing revolving lines of credit, and positive cash flow from operations of $125,586 generated during fiscal year 2025. The proceeds of this campaign are intended to support the Company's growth initiatives rather than its ongoing viability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 63% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal of $1,235,000, calculated against the Company's existing cash on hand and available credit totaling approximately $729,721. Because the Company is profitable and generates positive cash flow from operations, its ongoing operations are funded primarily by revenue, and these funds represent incremental growth capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on current assumptions and resources as of the date of the final Form C, management believes the Company can continue operating beyond the minimum raise period; however, this assessment is not a guarantee of liquidity, solvency, or continued operations and may change materially with revenue, expenses, credit availability, lease obligations, or other conditions. Net proceeds from the minimum raise would supplement general working capital, including inventory replenishment and day-to-day operational expenses across the Company's existing Bay Area showrooms, based on a current monthly operating expense base of approximately $319,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1,235,000, we likewise anticipate being able to continue operating for the foreseeable future. Net proceeds would be applied toward accelerating the Company's growth initiatives: approximately 32.5% toward working capital and inventory investment to support existing showrooms and projected revenue uplift; approximately 30.0% toward technology development, marketing, and launch of the Provisions Club AI-powered subscription platform; and approximately 30.0% toward fit-out costs, build-period working capital, and opening inventory for new showroom location(s) in Southern California. Ongoing operations continue to be supported by revenue and operating cash flow based on a current monthly operating expense base of approximately $319,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has additional sources of capital available in the form of the undrawn portions of its Bank of Montreal and Wells Fargo revolving lines of credit, totaling approximately $365,721 as of December 31, 2025. Beyond these facilities and the proceeds of this offering, the Company has no additional capital raises currently contemplated.

Indebtedness

- Creditor: U.S. Small Business Administration
  Amount Owed: $205,268.00
  Interest Rate: 2.75%
  Maturity Date: September 08, 2030
  Term loan; original principal $350,000 (borrowed September 8, 2020). Current portion $32,905; non-current portion $172,363. The interest rate is variable at the Wall Street Journal Prime Rate + 2.75%.

- Creditor: Square Financial Services, Inc.
  Amount Owed: $56,349.00
  Interest Rate: 0.0%
  Maturity Date: September 07, 2026
  Term loan; original principal $165,400 (borrowed March 7, 2025). Classified entirely as current.

- Creditor: Square Financial Services, Inc.
  Amount Owed: $152,119.00
  Interest Rate: 0.0%
  Maturity Date: March 29, 2027
  Term loan; original principal $210,100 (borrowed September 29, 2025). Classified entirely as non-current.

- Creditor: Bank of Montreal (BMO)
  Amount Owed: $175,000.00
  Interest Rate: 2.5%
  Revolving line of credit; maximum borrowing capacity $500,000. Approximately $325,000 remained available as of December 31, 2025. Interest rate is variable at the Wall Street Journal Prime Rate + 2.5%.

- Creditor: Wells Fargo Bank
  Amount Owed: $9,279.00
  Interest Rate: 4.5%
  Revolving line of credit; maximum borrowing capacity $50,000. Approximately $40,721 remained available as of December 31, 2025. Interest rate is variable at the Prime Rate + 4.5%.

- Creditor: Matthew and Holly McDell (Related Party)
  Amount Owed: $13,149.00
  Interest Rate: 0.0%
  Shareholder loans (advances) classified as current liabilities. Balance decreased from $103,149 at December 31, 2024 to $13,149 at December 31, 2025 (approximately $90,000 repaid during 2025).

Related Party Transactions

- Name of Person: Matthew Pond and Holly McDell
  Relationship to Company: Matthew Pond is Co-Founder and Chief Executive Officer; Holly McDell is Co-Owner and Chief Financial Officer. Both are significant shareholders of the Company.
  Nature / amount of interest in the transaction: Shareholder loans (advances) to the Company. Outstanding balance of $13,149 as of December 31, 2025, reduced from $103,149 as of December 31, 2024 (approximately $90,000 repaid during 2025).
  Material Terms: 0% interest (imputed interest deemed immaterial); no stated maturity date; callable on demand; classified as a current liability.

- Name of Entity: The Epicurean Trader LLC (California)
  Names of 20% owners: Matthew Pond and Holly McDell
  Relationship to Company: Wholly controlled by The Epicurean Trader, Inc. (common control). Established in connection with the Company's 2022 conversion from a California LLC to a Delaware C Corporation.
  Nature / amount of interest in the transaction: Holds certain residual historical contracts, licenses, and similar matters for administrative and protective purposes. Has no operations, revenue, employees, or material assets.
  Material Terms: No financial terms; entity exists solely for administrative and legacy contract purposes.

Valuation

Valuation Cap: $50,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Working Capital
  91.5%
  General working capital to support day-to-day operations of the Company's existing Bay Area showrooms, including inventory replenishment and operational expenses.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Working Capital & Inventory Build
  31.5%
  CapEx and inventory investment to support existing Bay Area showrooms and potential revenue growth across current store locations. No particular revenue uplift is assured.

- Provisions Club Platform Development
  30.0%
  Technology development, marketing, advertising, and community management expenses related to the build-out and launch of the Company's AI-powered artisan discovery and subscription platform.

- Southern California Expansion
  30.0%
  Partial funding toward fit-out costs, build-period working capital, and opening inventory for new showroom location(s) in Southern California, targeting markets including Santa Barbara, Los Angeles, and San Diego.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://theepicureantrader.com/ (https://theepicureantrader.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-epicurean-trader

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR The Epicurean Trader, Inc.

[See attached]

THE EPICUREAN TRADER, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
The Epicurean Trader, Inc.
Santa Barbara, California

We have reviewed the accompanying consolidated financial statements of The Epicurean Trader, Inc. (the "Company"), which comprises the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

July 10, 2026
Calabasas, CA 91302

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	435,744	$	925,813
Accounts Receivable		374,539		37,883
Inventory		575,497		719,304
Prepaids and Other Current Assets		-		94,098
Total Current Assets		**1,385,780**		**1,777,098**
Property and Equipment, net		1,022,776		1,108,211
Right-of-Use Asset		3,164,966		3,604,899
Intangible Assets		128,581		184,413
Security Deposit		302,943		302,943
Total Assets	**$**	**6,005,046**	**$**	**6,977,564**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT				
Current Liabilities:				
Accounts Payable	$	62,087	$	250,411
Credit Cards		286,482		175,269
Current Portion of Loans and Notes		32,905		36,734
Line of Credit		184,279		761,154
Related Party Loans		13,149		103,149
Lease Liability, current portion		482,242		409,247
Other Current Liabilities		70,208		236,311
Total Current Liabilities		**1,131,352**		**1,972,275**
Loans and Promissory Notes, net of current portion		380,831		205,268
Lease Liability, net of current portion		2,938,454		3,420,696
Total Liabilities		**4,450,637**		**5,598,239**
STOCKHOLDERS' EQUITY				
Common Stock		500		500
Additional Paid in Capital		2,513,982		2,513,982
Accumulated Deficit		(960,073)		(1,135,157)
Total Stockholders' Equity		**1,554,409**		**1,379,325**
Total Liabilities and Stockholders' Equity	**$**	**6,005,046**	**$**	**6,977,564**

See accompanying notes to the consolidated financial statements.

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
Net Revenue	$	8,468,348	$	9,185,483
Cost of Goods Sold		4,075,750		4,987,611
Gross Profit		**4,392,598**		**4,197,872**
Operating Expenses				
General and Administrative		3,810,855		3,864,163
Selling and Marketing		12,687		37,265
Total Operating Expenses		**3,823,542**		**3,901,428**
Operating Income		**569,056**		**296,444**
Interest Expense		358,374		483,730
Other Loss/(Income)		(32,435)		(7,064)
Income/(Loss) Before Provision for Income Taxes		**243,117**		**(180,222)**
Provision/(Benefit) for Income Taxes		68,033		-
Net Income/(Net Loss)	**$**	**175,084**	**$**	**(180,222)**

See accompanying notes to the consolidated financial statements.

THE EPICUREAN TRADER, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2023	**5,000,000**	**$ 500**	**$ 2,515,882**	**$ (954,935)**	**$ 1,561,447**
Owner's Distribution	-	-	(1,900)		(1,900)
Net Loss	-	-	-	(180,222)	(180,222)
Balance—December 31, 2024	**5,000,000**	**$ 500**	**$ 2,513,982**	**$ (1,135,157)**	**$ 1,379,325**
Net Income	-	-	-	175,084	175,084
Balance—December 31, 2025	**5,000,000**	**$ 500**	**$ 2,513,982**	**$ (960,073)**	**$ 1,554,409**

See accompanying notes to the consolidated financial statements.

THE EPICUREAN TRADER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss	$ 175,084	$ (180,222)
Adjustments to Reconcile Net Income/Loss to Net Cash Provided by/Used In Operating Activities		
Depreciation of Property	178,373	184,453
Amortization of Intangibles Assets	83,407	73,703
Non-Cash Lease Expense	30,686	23,793
Changes in Operating Assets and Liabilities:		
Accounts Receivable	(336,655)	(37,883)
Inventory	143,807	(412,878)
Prepaids and Other Current Assets	94,098	(27,974)
Accounts Payable	(188,324)	133,374
Credit Cards	111,213	(58,591)
Other Current Liabilities	(166,104)	(96,484)
Net Cash Provided/Used in Operating Activities	**125,586**	**(398,710)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(92,938)	(133,812)
Purchases of Intangible Assets	(27,576)	(67,469)
Net Cash Used in Investing Activities	**(120,514)**	**(201,281)**
CASH FLOW FROM FINANCING ACTIVITIES		
Profit Distribution	-	(1,900)
Line of Credit	(576,875)	413,251
Proceeds/(Repayment) of Related Party Loans	(90,000)	100,000
Proceeds/ (Repayment) from Promissory Notes and Loans, net	171,734	(6,893)
Net Cash Provided by Financing Activities/Net Cash Used in Financing Activities	**(495,141)**	**504,458**
Change in Cash	**(490,069)**	**(95,533)**
Cash —Beginning of The Year	925,813	1,021,346
Cash—End of The Year	**$ 435,744**	**$ 925,813**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 358,374	$ 483,730
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to the consolidated financial statements.

1. NATURE OF OPERATION

The Epicurean Trader LLC was originally formed on August 29, 2014, in the State of California. Effective January 1, 2022, the Company converted from a California limited liability company to a Delaware C Corporation pursuant to Section 265 of the Delaware General Corporation Law, and commenced operations as The Epicurean Trader, Inc. In connection with the conversion, a separate California LLC entity using the legacy name, The Epicurean Trader LLC, was established for administrative and protective purposes related to certain residual historical contracts, licenses, and similar matters. This entity is wholly controlled by The Epicurean Trader, Inc. and has no operations, revenue, employees, or material assets. The consolidated financial statements of The Epicurean Trader, Inc. (the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's headquarters are located in Santa Barbara, California.

The Epicurean Trader, Inc. is a San Francisco-based specialty food and beverage retailer focused on curated artisan products, including gourmet pantry items, craft spirits, cocktail kits, confections, gift baskets, and home goods sourced from small-batch producers and independent makers. Founded in 2014, the Company operates multiple retail locations throughout San Francisco and an e-commerce platform serving customers nationwide. The Company emphasizes premium quality, authentic craftsmanship, and curated discovery through partnerships with artisan food and beverage producers

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactionsand accounts have been eliminated.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2025, and 2024, the Company's cash & cash equivalents exceeded FDIC insured limits by $0 and $133,157, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January

1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a weighted average method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computers & Restaurant Equipment	5 years
Furniture & Fixtures	5 years
Leasehold Improvements	5-10 years
Vehicles	5 years

Intangible Assets
Intangible assets with finite lives, such as liquor license and website development cost are amortized on a straight-line basis over their estimated useful lives. Other intangibles include trademark filing. Trademark costs are indefinite lived.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue through the retail and distribution of specialty food and beverage products, including curated artisan pantry goods, craft spirits, cocktail kits, confections, and gift baskets sourced from small-batch producers and independent makers.

Cost of Goods Sold
Cost of sales primarily consists of the cost of retail products, raw materials and ingredients, packaging materials, freight and delivery costs, as well as other variable and fixed overhead expenses directly attributable to the procurement, production, and sale of inventory.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $12,687 and $37,265, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Accrued Revenue	$ -	$ 4,459
Auto Insurance Claim	-	14,252
Prepaid Expenses	-	75,387
Total Prepaids and Other Current Assets	**$ -**	**$ 94,098**

Other current liabilities consist of the following:

As of December 31,		2025		2024
Employee Commuter Benefit Liability	$	1,389	$	653
Stripe Customer Credits		786		-
Tax Payable		68,032		-
401(K) Liability		-		1,532
Payroll Liability		-		54,524
Sales Tax Payable		-		69,715
Gift Card Liability		-		69,479
Tips Payable		-		40,408
Total Other Current Liabilities	**$**	**70,208**	**$**	**236,311**

4. INVENTORY

Inventory consists of the following:

As of December 31,		2025		2024
Finished Goods	$	473,613	$	669,304
Packaging		101,884		50,000
Total Inventory	**$**	**575,497**	**$**	**719,304**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2025		2024
Computers & Restaurant Equipment	$	368,395	$	368,395
Furniture & Fixtures		228,091		219,586
Leasehold Improvements		1,374,817		1,325,899
Vehicles		106,893		71,377
Property and Equipment, at cost		**2,078,196**		**1,985,258**
Accumulated Depreciation		(1,055,420)		(877,046)
Property and Equipment, net	**$**	**1,022,776**	**$**	**1,108,211**

Depreciation expense for the years ended December 31, 2025 and 2024 were $178,374 and $184,453, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,		2025		2024
Liquor License	$	146,285	$	136,859
Website Development		210,201		192,051
Trademark		100		100
Intangible Assets, at cost		**356,586**		**329,010**
Accumulated Amortization		(228,004)		(144,597)
Intangible Assets, net	**$**	**128,581**	**$**	**184,413**

Amortization expense for the years ended December 31, 2025, and 2024 was $83,408 and $73,703, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period		Amortization Expense
2026	$	83,408
2027		45,173
2028		-
2029		-
Thereafter		-
Total	**$**	**128,581**

7. LEASES

The Company has four operating leases for business premises. The Company's leases have terms maturing through 2034. Monthly payments range from $11,262 to $19,837 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2025 and 2024 were 5.8 years and 6.7 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2025 and 2024 were 10% and 10%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

As of December 31,		2025
2026	$	796,173
2027		824,886
2028		849,631
2029		685,104
Thereafter		1,385,979
Present Value Discount		(1,121,076)
Total	**$**	**3,420,696**

Cash paid for amounts included in the measurement of operating lease liabilities was $767,622 and $632,839 for the years ended December 31, 2025 and 2024, respectively.

8. LINE OF CREDIT

The Company has a revolving line of credit with Bank of Montreal (BMO) that permits borrowings of up to $500,000. Interest on outstanding borrowings is charged at the prime rate plus 2.5%. As of December 31, 2025, and December 31, 2024, the Company had outstanding borrowings of $175,000 and $105,233, respectively, under the facility.

The Company has a revolving line of credit with Wells Fargo Bank that permits borrowings of up to $50,000. Interest on outstanding borrowings is charged at the prime rate plus 4.5%. As of December 31, 2025, and

December 31, 2024, the Company had outstanding borrowings of $9,279 and $115, respectively, under the facility.

The Company maintained a revolving credit facility with Ampla, LLC that permitted borrowings of up to $4,500,000, subject to borrowing base limitations and lender discretion. Interest on outstanding borrowings accrued at a variable rate equal to the Effective Federal Funds Rate ("EFFR") plus 9.0%. The facility was secured by substantially all assets of the Company and required repayment through automatic daily deductions based on a percentage of the Company's receivables. The agreement also contained certain financial and operational covenants, including minimum unrestricted cash balance, leverage, and working capital requirements. During 2024, the credit facility was assigned and transferred to Settle Financing. As of December 31, 2024, outstanding borrowings under the facility were $655,806. The outstanding balance under the facility was repaid in full during 2025.

9. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

						As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
U.S. Small Business Administration	$ 350,000	Wall Street Journal Prime rate +2.75%	-	09/08/2020	09/08/2030	$ 32,905	$ 172,363	$ 205,268	$ 32,933	$ 205,268	$ 238,201
Jeep Wrangler Loan	$ 39,240	-	-	02/17/2023	02/17/2026	$ -	$ -	$ -	$ 3,801	$ -	$ 3,801
Square Financial Services, Inc.	$ 165,400	-	$23,983	03/07/2025	09/07/2026	$ 56,349	$ -	$ 56,349	$ -	$ -	$ -
Square Financial Services, Inc.	$ 210,100	-	$30,885	09/29/2025	03/29/2027	$ -	$ 152,119	$ 152,119	$ -	$ -	$ -
Total						$ 89,254	$ 324,482	$ 413,736	$ 36,734	$ 205,268	$ 242,002

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Borrowing Period	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Matthew and Holly Pond	$ 3,149	Fiscal Year 2023	-	Not set	$ -	$ -	$ -	$ 3,149	$ -	$ 3,149
Matthew and Holly Pond	$ 100,000	Fiscal Year 2024	-	Not set	$ 13,149	$ -	$ 13,149	$ 100,000	$ -	$ 100,000
Total					$ 13,149	$ -	$ 13,149	$ 103,149	$ -	$ 103,149

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

10. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.0001. As of December 31, 2025, and 2024, 5,000,000 shares of common stock, respectively, have been issued and were outstanding.

11. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

For The Year Ended	December 31, 2025	December 31, 2024
Current:		
Federal, State, And Local	$ 68,033	$ -
Total Tax Expense/(Benefit)	**$ 68,033**	**$ -**

Provision for income tax liability comprised the following:

	December 31, 2025	December 31, 2024
Federal, State, And Local	$ 68,033	$ -
Total Povision For Income Tax	**$ 68,033**	**$ -**
Net Tax Provision	$ 68,033	$ -

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

During the years presented, the Company entered into financing transactions with certain shareholders. Details of the related-party loans, including the outstanding balances and significant terms, are disclosed in Note 9 – Debt. As of December 31, 2025 and 2024, the outstanding balances of related-party loans were $13,149 and $103,149, respectively.

14. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN THE EPICUREAN TRADER · CONSUMER PRODUCTS

Elevating Artisan Goods Through Profitable Omnichannel Growth

The Epicurean Trader isn't a startup betting on an idea. We're an 11-year–old, profitable specialty retailer that connects exceptional small-batch producers with the customers who value them most. In fiscal 2025, The Epicurean Trader generated approximately $8.4M in revenue, and its website received approximately 6.5M visits. The same curation that powers our stores now extends through e-commerce, corporate gifting, and Provisions Club - an AI-personalized subscription platform designed to bring our brand to customers nationwide.

Show less

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SMALL BATCH · ARTISAN GOODS
THE
Epicurean Trader
Elevating Artisan Goods to New Heights

INVEST NOW

MIN INVEST: $1,000

VALUATION CAP: $50M

REASONS TO INVEST

01 **A proven, profitable self-funded business.** Our gourmet markets and cafes have developed strong Bay Area brand equity, national press, and a loyal customer base. Our locations have earned over 1,400 customer reviews across Google and Yelp, with average ratings approaching five stars. Revenue grew at an approximately 25.4% compound annual rate from 2015 through fiscal 2025, achieved without institutional equity financing.

02 **A reinforcing omnichannel model with national potential.** Gourmet markets, cafés, e-commerce, corporate gifting, and Provisions Club reinforce one another. The AI-enabled Provisions Club extends our curation beyond the Bay Area, creates recurring revenue, and provides a path to national reach.

03 **An experienced team and clear expansion opportunity.** Our leadership combines expertise in specialty retail, hospitality, finance, e-commerce and consumer engagement. Demonstrated demand in the greater Bay Area - Marin County and Silicon Valley - as well as Southern California, supports disciplined expansion across both physical locations and digital channels.

TEAM



Mat Pond
CO-FOUNDER, CEO, BOARD MEMBER

Mat co-founded The Epicurean Trader and leads it as CEO, building a profitable Bay Area specialty retailer around the work of artisan producers. Before founding the company, he was a global retail leader at Levi Strauss & Co. and an investment banker. He brings deep experience in retail strategy, finance and building modern consumer brands.



Holly McDell
CO-OWNER, CFO, BOARD MEMBER

Holly co-founded The Epicurean Trader and serves as CFO, bringing more than 27 years of experience in retail, restaurant and hospitality design. A former creative director and interior architect, she designed every Epicurean Trader location. Her expertise in spatial design, brand identity and packaging gives each store and product the cohesive experience customers return for.



Tim Obert
CHIEF OPERATING OFFICER

Tim joined The Epicurean Trader as COO in 2025 to scale its operations nationally. He founded Seven Stills, a San Francisco craft distillery, where he built five retail locations, a membership program, multi-channel e-commerce, and sales and distribution infrastructure. He now leads operations, fulfillment and the build-out of The Provisions Club.

The Specialty Retail Opportunity

The best products aren't mass-produced. They're made by passionate artisans, yet the best artisan producers in every region are effectively invisible to the people who'd want them most. There's no single trusted destination for exceptional local goods - until now.

Large retailers typically require scale and consistent volume. Premium chains rely on standardized shelf plans. Independent shops may offer expertise, but often in only one or two categories.

The Epicurean Trader fills this gap by bringing exceptional food, beverages, and artisan goods together under one trusted brand. Our stores offer discovery and expertise, while our digital channels extend that experience far beyond a single neighborhood.

Our Model: Small by Design. Wide by Reach.

Our markets are intentionally small, typically 1,000 to 2,000 square feet - small enough to force real curation discipline, wide enough to cover every category a specialty food lover cares about. That's not a limitation; it's the whole product. It's why we believe our locations outperform on sales

per square foot, and it's the same design principle we're now encoding into software.

The experience is local, but the reach is not. Our stores build trust and introduce customers to the brand. E-commerce, corporate gifting, and Provisions Club then allow those relationships to continue beyond the store.

A customer may discover a product in one of our markets, reorder it online, purchase it as a gift, or receive a personalized selection through Provisions Club. Each channel creates opportunities for the others.

Traction & Expansion

This is an operating business, not an untested concept. The Epicurean Trader has built a profitable specialty-retail platform with four Bay Area locations, recurring subscription revenue, and corporate-gifting relationships with leading companies, including Google, Adobe, Microsoft and Salesforce.

The Company is also seeing measurable demand beyond the Bay Area, particularly in Southern California. Our expansion strategy is designed to combine disciplined physical growth in attractive neighborhoods with national reach through digital commerce, gifting, and subscriptions.

Provisions Club: Personalized Curation, Built To Scale

Provisions Club extends The Epicurean Trader's trusted in-store curation to customers nationwide through an AI-personalized subscription.

Each member completes a taste and lifestyle profile, sets an appetite for discovery, and receives full-size artisan products selected by AI-guided digital curators with distinct areas of expertise and personality.

Every shipment includes sourcing notes, pairing suggestions, and recipes tailored to the member. Members then rate what they receive, allowing the system to refine future selections and become more personal over time.

Built on more than a decade of curation experience, producer relationships, and customer insight, Provisions Club turns a trusted local retail brand into a scalable national platform. Stores build trust, subscriptions deepen engagement, and every purchase improves the next recommendation.

Members can also reorder favorite products or add them to a recurring pantry subscription, creating an additional revenue opportunity from an existing customer relationship.

The Investment Thesis

The Epicurean Trader combines a profitable retail business, an established specialty-food brand, improving margins, multiple reinforcing revenue channels, and a technology-enabled path to national reach.

The opportunity is not to fund an untested concept. It is to help scale a business that already works—and extend its curation, customer relationships, and producer network to a much larger audience.

ABOUT

HEADQUARTERS
2200 Jerrold Ave Suite Q
San Francisco, CA 94124

WEBSITE
theepicureantrader.com ↗

The Epicurean Trader isn't a startup betting on an idea. We're an 11-year–old, profitable specialty retailer that connects exceptional small-batch producers with the customers who value them most. In fiscal 2025, The Epicurean Trader generated approximately $8.4M in revenue, and its website received approximately 6.5M visits. The same curation that powers our stores now extends through e-commerce, corporate gifting, and Provisions Club - an AI-personalized subscription platform designed to bring our brand to customers nationwide.

TERMS

Overview

Company: The Epicurean Trader

Valuation Cap: $50M

Deadline: Jan. 19, 2027 at 2:59 AM EST

Min Investment: $1,000

Discount: 20.0%

Conversion Trigger: $5,000,000

Offering Type: Simple Agreement for Future Equity

SEC Recent Filing   Offering Memorandum

Financials +

Risks +

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock (as defined below) in The Epicurean Trader. The amount of Crowdfunding Stock (as defined below) you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $50,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock (as defined below) equal to your investment back at a

you are entitled to receive Crowdfunding Stock (as defined below) equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Amount-Based Discount Schedule Investments below $10,000: Insider Membership Perk.** Investments of $10,000 to $24,999.99: 5% addition to the base discount. Investments of $25,000 to $49,999.99: 7% addition to the base discount. Investments of $50,000 or more: 10% addition to the base discount.

Perk 1 | $1,000+

Invest $1,000+ and receive Insider Membership Perks (see below for details)

Perk 2 | $5,000+

Invest $5,000+ and receive Insider Membership Perks (see below for details) and Provisions Club Membership Perks (see below for details)

Perk 3 | $10,000+

Invest $10,000+ and receive a 5% addition to the base discount, plus Insider Membership Perks (see below for details) and Provisions Club Membership Perks (see below for details)

Perk 4 | $25,000+

Invest $25,000+ and receive a 7% addition to the base discount, plus Insider Membership Perks (see below for details) and Provisions Club Membership Perks (see below for details)

Perk 5 | $50,000+

Invest $50,000+ and receive a 10% addition to the base discount, plus Insider Membership Perks (see below for details) and Provisions Club Membership Perks (see below for details)

The 10% StartEngine Venture Club Bonus

The Epicurean Trader, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The maximum Discount Percentage, including the 20% base discount, is 40%. The Insider Membership perk and Provisions Club Membership perk described below is a separate promotional benefit and does not alter the SAFE's Purchase Amount, valuation cap, Discount Percentage, Discount Rate, conversion price, ownership, or other security economics.

**Insider Membership Perks. An Investor whose single accepted Purchase Amount is at least $1,000 but less than $5,000 will receive one complimentary one-year Insider Membership. An Investor whose single accepted Purchase Amount is $5,000 or more will receive three complimentary one-year Insider Memberships in total, each of which may be retained by the Investor or gifted to a person designated by the Investor before activation. The tiers are not cumulative.

Insider Membership Benefit and Conditions. During its one-year term, each activated Insider Membership provides 15% off the then-current retail price of eligible purchases at any Company-operated Epicurean Trader store, including cafe, food and beverage, and retail or market items, subject only to applicable law and the conditions stated here. Memberships will be activated immediately after the applicable investment closing, do not renew automatically, have no cash or security value, are not transferable after activation, and may not be combined with another membership, promotional discount, employee discount, or other price reduction on the same purchase. The discount does not apply to taxes, gratuities, shipping or delivery charges, gift-card purchases, or any item for which a discount is prohibited by law. The Company may require reasonable identity, activation, and redemption procedures and may substitute a substantially equivalent benefit if a change in law makes the stated benefit unlawful or impracticable. Perks are subject to final platform and counsel approval.

****Provisions Club Membership Perks.** An Investor whose single accepted Purchase Amount is at least $5,000 will receive one complimentary one-year Provisions Club Membership.

Provisions Club Membership Benefit and Conditions. During its one-year term, each activated Provisions Club Membership provides four quarterly shipments of a highly curated box of provisions selected by the Company and delivered to one valid address within the contiguous United States, subject only to applicable law and the conditions stated here. The benefit is available to each investor whose accepted investment is $5,000 or more. Memberships will be activated immediately after the applicable investment closing, have no cash or security value, are not transferable after activation, and are limited to one membership per qualifying investor. The Company may require reasonable identity, address, activation, and delivery procedures. Box contents will vary based on the individual's on-boarding taste survey, seasonality, availability, sourcing, and delivery location, and the Company may substitute substantially equivalent products or benefits if necessary. Shipments will be scheduled approximately quarterly during the one-year membership term, and any unclaimed or undeliverable shipment may be forfeited.

Subscription Acceptance and Allocation. Subject to applicable law and the intermediary's procedures, the Company reserves the right to accept or reject a subscription in whole or in part. A submitted investment commitment does not entitle an investor to an allocation or require the Company to accept the investment. Rejected or unaccepted amounts will be returned in accordance with the intermediary's procedures, without interest.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

JOIN THE DISCUSSION

IM

0/2500

What's on your mind?

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQs

How much can I invest?

When I invest, what am I purchasing?

How to open a Self-Directed IRA on StartEngine?

When will I receive confirmation of my investment?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

The Epicurean Trader

© 2025 Company® All Rights Reserved
Privacy Policy | Terms & Conditions

LEGAL DISCLAIMER

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Discover More Investment Opportunities

Future Cardia
Voice of the Heart

GoSun
GoSun Expands from Solar Appliances to Solar Utility Vehicles

Popsmith
The Future of Popcorn Starts at Home

StartEngine
$100M+ raised from 50,000+ shareholders

Learn More About Investing

Browse All Investment Opportunities
Discover startups and growth-stage companies raising capital on StartEngine.

Browse Startups
Explore startup offerings on StartEngine.

Pre-IPO Funds
Explore Pre-IPO fund offerings on StartEngine.

Related Investment Opportunities

Future Cardia
Voice of the Heart

GoSun
GoSun Expands from Solar Appliances to Solar Utility Vehicles

Popsmith
The Future of Popcorn Starts at Home

StartEngine
$100M+ raised from 50,000+ shareholders

start engine

Your destination for private market investing. Access pre-IPO companies and learn about Marketplace eligibility; buyer demand, liquidity, and execution may not be available.

© 2026 All Rights Reserved

Download on the App Store
GET IT ON Google Play

Investing

Pre-IPO Funds
Startups
Marketplace
Offering Directory
Blog

Support

Help Center
Contact Us
Browse Startups
For Founders

Legal

Terms of Service
Privacy Policy
Disclaimers
SEC Filings
Form CRS
Reg. BI Disclosures
Business Continuity Plan Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.comis a website owned and operated by StartEngine Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1. Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated).
2. Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC.
3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities.

Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary")is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

Canadian Investors: Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The best products aren't mass-produced. They're made by passionate artisans. I'm Mat Pond, co-founder of The Epicurean Trader, and for over a decade we've been bringing those products to San Francisco.

But specialty retail is fragmented. Big stores offer convenience, but rarely the best small producers. Independent shops offer quality, but usually in one or two categories. If you want an exceptional olive oil, a unique bottle of wine and a beautiful gift, you're making three stops. And outside a few food cities, you can't find them at all.

So we built one destination for the best artisan goods, all under one roof. Our stores are small by design, 1,000 to 2,000 square feet. That forces real curation. Every product earns its place, so we trust everything we carry. And our cafes turn each location into a place people gather and come back to.

And it works. Four Bay Area locations. $8.4 million in annual revenue. 25.4% annual growth over the past decade, without institutional equity funding. And in 2025, higher-margin cafe sales helped lift our gross margin from 45.7% to 51.9%.

Our customers already reach far beyond our four walls. 6.5 million people visit our site every year, and companies like Google, Adobe, Microsoft and Salesforce rely on us for corporate gifting. Now we're bringing our curation everywhere with The Provisions Club: AI curators matched to each member's taste, building a gourmet pantry around them. Members tell us what they love, rate what they receive, and every box gets more personal.

We've spent a decade building our products, producer relationships and loyal customer base.

Our team has built stores, membership programs and multi-channel platforms before. With demand already coming from Southern California, Provisions Club lets us reach those customers today — and this raise can fund our first SoCal storefront to build on that momentum.

For the first time, we're opening The Epicurean Trader to investors. We've built something that works. Now we're ready to expand it. Join us as we grow The Epicurean Trader.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(a), a Subscriber electing to pay in cryptocurrency will remit the cryptocurrency to a third-party payment processor, which will convert it to U.S. dollars. The resulting U.S. dollar proceeds, net of any applicable digital asset handling fee ("Digital Asset Handling Fee"), will then be delivered to the Escrow Agent, to be held and released in accordance with Section 2(a). Once the cryptocurrency has been converted, the Subscriber will be subscribed for the number of Securities the Subscriber is eligible to receive based on the U.S. dollar value of the converted proceeds (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent.Subscriber further understands

and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for canceled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and

have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon

their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Broker Dealer Registered Representatives. Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5. Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **<u>Equity Financing</u>**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **<u>Liquidity Event</u>**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to

the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of

directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all convertible securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all convertible securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of StartEngine Primary LLC or any of its affiliates and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be

relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. ***Transfer Restrictions***.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors

or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%